UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 000-29962

Kazia Therapeutics Limited.

(Exact Name of Registrant as Specified in Its Charter)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 18, 2026, Kazia Therapeutics Limited (the “Company”) appointed JPMorgan Chase Bank, N.A. (“JPMorgan”) as the sole depositary for the Company’s American Depositary Receipt (“ADR”) program, replacing The Bank of New York Mellon (“BNY Mellon”). In connection with the appointment, the Company and JPMorgan entered into a Second Amended and Restated Deposit Agreement (the “Deposit Agreement”), pursuant to which JPMorgan will issue American Depositary Shares (“ADSs”), each representing five hundred (500) of the Company’s ordinary shares. The ADSs will continue to trade on The Nasdaq Capital Market under the symbol “KZIA.” JPMorgan has filed a Registration Statement on Form F-6 with the Securities and Exchange Commission in connection with the new ADR program. ADS holders do not need to take any action at this time. The transition is expected to be seamless, and existing ADS holders will continue to hold their positions without interruption.

Incorporation by Reference

The Company hereby incorporates by reference the information contained herein into the Company’s registration statements on Form F-3 (File Nos. 333-276091, 333-281937 and 333-294392).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited.

Date: September 18, 2026	By:	/s/ John Friend
	Name:	John Friend
	Title:	Chief Executive Officer

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